March 14, 2008
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Kronforst, Accounting Branch Chief
Re:	Ansoft Corporation Form 10-K for the Fiscal Year Ended April 30, 2007 Filed June 8, 2007 Form 10-Q for the Quarterly Period Ended January 31, 2008 Filed February 15, 2008 File No. 000-27874
Dear Mr. Kronforst:
     We have received and reviewed your comment letter dated February 29, 2008 regarding our Form 10-K for the Fiscal Year Ended April 30, 2007, our Form 10-Q for the Quarterly Period Ended January 31, 2008 and our Schedule 14A. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each comment is noted directly below the quoted comment.
Form 10-K for the Fiscal Year Ended April 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operation,

General
1.	Please supplement your discussion, particularly in the Overview section, to provide insight into the material opportunities, challenges and risks, such as those presented by material events, trends or uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the steps you are taking to address them. See Section III.A of SEC Release 33-8350. For example, we note that your business has become reliant on international sales; particularly in Asia, and dependent upon the communications and semiconductor industries, which are becoming increasingly weak. Explain the company’s business strategy and its expected impact on these trends. Please see Section III.B.2 of SEC Release No. 33-8350 for additional guidance.

March 14, 2008

Response: As noted in our most recent Form 10-K, international revenue, principally from Asian customers, accounted for approximately 61% and 62% of our total revenue in the years ended April 30, 2007 and 2006, respectively and we expect that international license and service revenue will continue to account for a significant portion of our total revenue for the foreseeable future. We note that the communications and semiconductor industries have historically been cyclical but since our products (electronic design software) are used in the design of their end products the cycles are not necessarily in sync. Additionally, as noted in the Form 10-K, the Company focuses not only on these industries, but also on consumer electronics, automotive/industrial, defense/aerospace and computer industries. The Company has significant breadth in its installed base with over 2,000 customers and no single customer in the Company’s installed base accounted for more than 5% of total revenue within any of the past three fiscal years, and the loss of any one customer or small group of customers would not have a material adverse effect on the Company. We will expand this section in future Form 10-Q and Form 10-K filings as appropriate to highlight material opportunities, challenges and risks, such as those presented by material events, trends or uncertainties, on which our executives are most focused for both the short and long term, as well as the steps we are taking to address them.
Results of Operations, page 19
Year Ended April 30, 2007 compared with Year Ended April 30, 2006
2.	We note that your license revenues increased by approximately 14% and 15% in fiscal 2006 and 2007, respectively. We further note that you attribute these increases solely to “an improving economy” and that you use the same, single sentence to describe the changes in both years. Please confirm to us that these increases were solely related to an improving economy and that the related disclosures were appropriately limited to the single sentence for both years. As part of your response, tell us whether any actions taken by management had any impact on license sales over the past two years. If so, tell us why your disclosures do not describe such actions.
Response. We believe that the increases in license revenues in fiscal 2006 and 2007, respectively, were “primarily” if not “solely” attributable to a continued improvement in the global economy. Accordingly, we believe that management’s efforts did not materially impact the increase in license revenues in such fiscal periods. Therefore, we believe that the referenced disclosure was adequate for the comparison of license revenues for fiscal 2006 and 2007.
Controls and Procedures, page 44
3.	We note that you have not provided a conclusion regarding the effectiveness of your disclosure controls and procedures in your Form 10-K filing. However, the conclusion has been provided in your subsequent filings of Form 10-Q. As such, please confirm, if true, that your disclosure controls and procedures were effective as of April 30, 2007 to ensure that the information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s

March 14, 2008

rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response. A sentence, which included the conclusion regarding the effectiveness of the Company’s disclosure controls and procedures, was inadvertently omitted from the Form 10-K. The Company confirms that:
Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal year ended April 30, 2007, and, based on their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective.
As noted, we have provided a similar conclusion in our subsequent filings of Form 10-Q.
Schedule 14A
Executive Compensation
Compensation Discussion and Analysis, page 9
4.	We note your disclosure that you set base salaries for executive officers at levels “generally competitive to other publicly-held software companies of similar size.” To the extent you engage in any benchmarking of total compensation, or any material element of compensation, please identify the benchmark, and if applicable, its components (including component companies). See Item 402(b)(2)(xiv) of Regulation S-K. In addition, please add disclosure addressing how you target each element of compensation against the comparator companies. Specify how each element of compensation relates to the data you analyzed from the comparator companies and discuss where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.
Response. While we believe that our compensation is “generally competitive to other publicly-held software companies of similar size,” we have not undergone any in depth benchmarking analysis for all of our named executive officers. For the fiscal year ended April 30, 2007, the Compensation Committee reviewed a one page summary of the total compensation paid to our CEO compared to the total compensation of CEOs of certain publicly held software companies, specifically Autodesk, Inc., Cadence Design Systems, Inc., Synopsys Inc., Ansys Inc., Mentor Graphics Corp., Magma Design Automation, Inc., PDF Solutions Inc., Virage Logic Corp. and Synplicity Inc. The aforementioned CEO compensation summary was prepared by Company personnel from public

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information. Total compensation included base salary, equity and non-equity incentives. Such analysis showed that Mr. Csendes’ total compensation was reasonable and lower than the majority of the members of our selected peer group. No other compensation components were analyzed.
In future filings, we will disclose any such benchmarking information that plays a material part in our decision-making and if applicable, its components (including component companies) consistent with Item 402(b)(2) of Regulation S-K.
5.	We note your disclosure regarding the participation of your President and Chief Executive officer in the recommendation of the salary increases for all other Named Executive Officers. Please clarify whether or not Mr. Csendes makes recommendations to the Compensation Committee relating to benchmarking, measures, targets and similar items that affect his compensation and discuss the extent to which Mr. Csendes attends Compensation Committee meetings and his role in determining the total compensation of the other Named Executive Officers. See Item 402(b)(2)(xv) of Regulation S-K.
Response. Our Compensation Committee independently determines the measures, targets and similar items that affect Mr. Csendes’ compensation. Mr. Csendes participates in Compensation Committee meetings in order to inform our Compensation Committee of his recommendations regarding the range of the salary increase (if any) for our executive officers (other than himself) based on their prior year’s salary. Mr. Csendes provides similar input on stock option awards and incentive compensation for our executive officers (other than himself). Mr. Csendes’ compensation is discussed in executive session and determined solely by our Compensation Committee. We will expand relevant disclosures accordingly in future filings with the Commission.
6.	We note your disclosure regarding Mr. Flynn’s participation in a variable incentive plan. Please expand your disclosure to provide a materially complete description of Mr. Flynn’s compensation arrangements. We also note that this arrangement does not appear to be filed as an exhibit to your Form 10-K filing as required by Item 601(b)(10)(ii)(A) of Regulation S-K.
Response. As disclosed in the Company’s Schedule 14A, part of Mr. Flynn’s compensation, as Vice President of Sales of the Company, is “commission based on a predetermined percentage of the overall sales of the Company.” For fiscal 2007, Mr. Flynn’s compensation included 0.2% (2/10ths of a percent) of base sales. In addition, Mr. Flynn was eligible to receive a $25,000 bonus payment in fiscal year 2007 if sales of the Company reached or exceeded goal and an additional $50,000 if the Company’s sales reached or exceeded 106.5% of goal. Mr. Flynn, as head of sales, is our only named executive officer who has this component as part of his total compensation. His performance goals are not material to the Company’s overall policy and decision-making processes in setting compensation, but are specific to his position as head of sales. Therefore, we believe that it is not necessary for the Company to disclose its sales goals for 2007 that were linked to a potential $75,000 payment. Further, the Company

March 14, 2008

believes that the specific dollar amounts of the maximum goal and the minimum threshold are nonpublic and confidential financial information of the Company. The Company believes that the public disclosure of these amounts would cause substantial harm to the Company’s competitive position and jeopardize its ability to effectively negotiate agreements with its customers by providing information which could allow such parties to extract terms that are unfavorable to the Company. The Company’s business is reliant upon relatively the same product offerings and pricing from year to year. Increases or decreases are based upon the general economic outlook and the disclosure of sales goals from prior years is akin to disclosing the current year sales goals. The competitive harm would be now and going forward. Based on the size of the Company, these effects could be substantially harmful. The Company disclosed the amounts payable under the plan as well as how difficult it will be for Mr. Flynn to achieve the targets in accordance with Instruction 4 to Item 402(b) of Regulation S-K. We will expand our disclosure of Mr. Flynn’s variable incentive plan as appropriate in future filings with the Commission and will file a copy of Mr. Flynn’s variable incentive plan as an exhibit to our next periodic report.
Form 10-Q for the Quarterly Period Ending January 31, 2008
Controls and Procedures
7.	We note your statements that “there have been no significant changes in the Company’s internal control over financial reporting.” Item 308(c) of Regulation S-K requires disclosure of any change. Please disclose, if true, that there were no changes in your internal control over financial reporting that has materially affected or is reasonably likely to reasonably affect, your internal control over financial reporting. Further, please confirm that in future filings, you will disclose any change that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We note similar disclosure in your Forms 10-Q for the quarterly periods endings July 31, 2007 and October 31, 2007.
Response. The Company advises the Staff that there were no changes in the Company’s internal control over financial reporting that occurred during the periods ended January 31, 2008, July 31, 2007 and October 31, 2007 that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company confirms that in future filings with the Commission, we will disclose any change in internal control that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
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March 14, 2008

     As requested by the Staff, we are providing the following acknowledgements:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you very much for your consideration of these matters. If you or any other members of the Staff have any further questions or comments concerning these responses, please telephone the undersigned at (412) 261-3200 with any questions or if there is any additional information that you need.
Sincerely,
/s/ Nicholas Csendes
Nicholas Csendes
President and Chief Executive Officer